                   [Berkshire Hills Bancorp, Inc. Letterhead]


                                  March 1, 2007

VIA EDGAR AND FACSIMILE
-----------------------

Mr. Donald Walker
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

RE:      Berkshire Hills Bancorp, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2005
         Form 10-Q for the Quarterly Periods Ended March 31, 2006, June 30, 2006 and September 30, 2006
         File No. 0-58514

Dear Mr. Walker:

         We have received your letter dated January 26, 2007, regarding comments on the above filings. We appreciate your review and are providing responses to each of the comments. To facilitate your review, we have repeated each of your comments followed by our response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005:
------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

ACCOUNTING FOR DERIVATIVES, PAGE 44
-----------------------------------

COMMENT NO. 1:
--------------

        We note your response to comment one of your letter dated December 28, 2006. Please tell us the following with respect to your cash flow hedge of prime-based revolving home equity loan portfolio:

        o    how you document with sufficient specificity the hedged cash flows;
        o whether the documented hedged risk is the risk of overall changes in the hedged cash flows or the risk of changes in the hedge cash flows attributable to changes in prime;
        o the specific prime rate index used for the loans and the interest rate swap;
        o how you considered that prime is not a benchmark rate as defined by SFAS 133;

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Mr. Donald Walker
March 1 2007
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        o    how you ensure that hedged cash flows share the same risk exposure;
        o whether there are instances in which the margin on the loans within the hedged cash flow pool were not zero percent;
        o how you ensure that the payment dates on the interest payments received are the same as the payment dates of the swap;
        o whether the timing of rate reset for the loans are the same as the reset for the swap;
        o the specific guidance upon which you relied in determining the appropriate prospective and retrospective method of assessing effectiveness;
        o the specific guidance upon which you relied in determining the appropriate method of measuring ineffectiveness; and
        o whether you considered any other potential sources of ineffectiveness aside from the changes in the balance of the loan portfolio.

COMMENT NO. 2:
--------------

         With respect to your fair value hedges of pools of fixed-rate brokered certificates of deposit portfolios, please tell us the following:

        o which of the hedged risks described in paragraph 21(f) of SFAS 133 is the designated risk being hedged;
        o how you determined that the portfolio of deposits satisfies the requirements of paragraph 21(a)(1) with respect to grouping of similar assets and liabilities;
        o how the documented hedging strategy met the requirements of paragraph 20(b);
        o whether a broker placement fee or upfront fees that take the LIBOR leg off market is included in the pricing or terms of the swap;
        o    whether the swap contains an option to mirror death redemptions;
        o the specific quantitative and qualitative analysis you performed at inception to determine that there would not be a material amount of ineffectiveness, including your assessment of the impact of death redemptions;
        o the specific guidance upon which you relied in determining the appropriate prospective and retrospective method of assessing effectiveness;
        o whether you considered any other potential sources of ineffectiveness aside from the changes in the balance of the loan portfolio, such as differences between the credit risk of the hedged item and the swap or changes in the swap counterparty's creditworthiness;
        o how you documented your approach to effectiveness testing if there were changes in the matched terms or changes in counterparty credit;
        o how you determined the amount of ineffectiveness at December 31, 2005 and whether you measure the amount of ineffectiveness on a periodic basis;
        o whether the lack of recording known ineffectiveness was included in as an audit difference; and

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Mr. Donald Walker
March 1 2007
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        o    the specific guidance upon which you relied determining that comparing the certificate balances and the notional amounts of the related swap agreements is an appropriate method of measuring ineffectiveness.

RESPONSE TO COMMENT NOS. 1 AND 2:

         After further review, management has determined that it does not have the necessary documentation to meet the criteria for hedge accounting under Financial Accounting Standard No. 133 ("FAS 133"). The subject instruments were entered into by Woronoco Bancorp, Inc. before its acquisition by Berkshire Hills Bancorp, Inc. (the "Company") in June 2005. The subject instruments are the only hedging instruments owned by the Company. Although management continued to perform the quarterly analysis of hedge effectiveness subsequent to the acquisition, the Company is not in possession of a formal re-designation of the hedges, as required under DIG Issue E15. Furthermore, although management continued to apply the "Dollar Offset" method to measure retrospective hedge effectiveness quarterly, these analyses did not adequately consider the prospective hedge effectiveness in accordance with FAS 133 as it relates to the impact of the death maturity calls embedded in the brokered certificate of deposit portfolio. Based on the facts presented above, management has discontinued use of hedge accounting for all subject instruments.

         In accordance with Staff Accounting Bulletin 99, management evaluated the impact of discontinuation of hedge accounting on income of the unadjusted differences in all periods from June 1, 2005 (the date of acquisition of Woronoco Bancorp) to December 2006 under the rollover method. Under this approach, there were two quarters (Q2 2006 and Q3 2006) in which the unadjusted differences were at or moderately greater than 5% of pre-tax and post-tax income. The cumulative adjustment for the period June 1, 2005 to December 31, 2006 results in an unadjusted difference of (1.1%) and (1.2%) of pre and post tax net income, respectively.


----------------------------------------------------------------------------------------------------------------
 % of Income                     Q2 2005                 Q3 2005                Q4 2005             Fiscal 2005
----------------------------------------------------------------------------------------------------------------
Pre-tax impact                    (0.4%)                  (2.9%)                 (3.7%)                 (2.9%)
----------------------------------------------------------------------------------------------------------------
Post-tax impact                   (0.2)%                  (3.0%)                 (3.6%)                 (3.8%)
----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
 % of Income                Q1 2006            Q2 2006             Q3 2006             Q4 2006         Fiscal 2006
-------------------------------------------------------------------------------------------------------------------
Pre-tax impact               (2.2%)              (5.5%)               7.3%              (0.2%)             0.1%
-------------------------------------------------------------------------------------------------------------------
Post-tax impact              (2.2%)              (5.0%)               7.7%              (0.2%)             0.1%
-------------------------------------------------------------------------------------------------------------------

Based on Staff Accounting Bulletin 108, management also evaluated the unadjusted differences under the iron curtain method in Q4 2006 and for the year 2006. The pre-tax and post-tax impacts in Q4 2006 were (6.9%) and (6.8%), respectively. For the year 2006, the difference was 1.6% for both pre-tax and post-tax income.

         Additionally, management considered the following factors outlined in SAB 99 to determine whether any of the periods were impacted materially by this unadjusted difference:

        o The impact on the amount of expense recognized was reviewed and considered immaterial.

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Mr. Donald Walker
March 1 2007
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        o    The unadjusted difference does not mask a change in earnings or other tends.
        o    The unadjusted difference does not hide a failure to meet analysts'
             consensus expectations for the enterprise during any period.
        o    The unadjusted difference does not change a loss into income during any period.
        o The unadjusted difference does not affect the registrant's compliance with loan covenants or other contractual requirements.
        o    The unadjusted difference does not conceal an unlawful transaction.
        o The unadjusted difference would not cause a significant market reaction.
        o There are no other significant unadjusted differences and there are no other qualitative or quantitative factors that management believes would impact the assessment of the materiality of this unadjusted difference.

         After carefully considering all the factors outlined above, management concluded that this unadjusted difference was not material to the financial statements in any of the periods shown above. Management intends to record the cumulative change in fair value in earnings in the first quarter of 2007. The Company sold the swaps hedging the time deposits on February 28, 2007. The Company is scheduled to remit approximately $466,000, which will result in a loss on sale of approximately $141,000 pre-tax and $83,000 post-tax in Q1 2007. This represents the cumulative mark to market impact since acquisition date. The swaps hedging the loan portfolio mature in May 2007 and had an unrealized loss of approximately $7,000 as of February 28, 2007.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006:
------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005,
------------------------------------------------------------------------------
PAGE 20
-------

COMMENT NO. 3:
--------------

         We note your response to [paragraph] four of our letter dated December 28, 2006. Your response does not appear to clearly explain how using the probable rate of loan losses over the expected average life of each loan pool helped you derive the loss factors which would result in your estimate of losses incurred as of the period-end. Please explain to us how your current methodology estimates the losses incurred as of the period-end and does not represent an estimate of the expected losses over the life of the related loan pools. In your response please clearly bridge the gap between deriving the average annual expected loss rate and the portfolio estimated loss factor that is applied to the pool of loans as of the period-end. Aside from demonstrating that you multiplied the estimated annual loss rate by the estimated average life of loan category to arrive at the estimated loss factors, it does not appear as though your response clearly explains the interrelationship between the average annual expected loss rate and the estimated loss factors.

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Mr. Donald Walker
March 1 2007
Page 5

RESPONSE TO COMMENT NO. 3:

         The Company's loan loss allowance methodology for general pool reserves reflects estimated loan losses incurred as of the financial statement date in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS 5"). The methodology is based on an assessment of losses inherent in the loan pools at each balance sheet date, and does not anticipate the occurrence of specific future events. It does anticipate the passage of time for those losses incurred to emerge in problem loan performance and a further passage of time for collection and workout processes to be conducted, and losses to be confirmed and charged off.

THIRD QUARTER LOSS EVENTS

         The Company determined that certain events had occurred in the third quarter, resulting in a higher assessment of probable incurred losses at September 30, 2006, even though such losses were not yet identifiable in terms of specific loans or borrowers.

         The events assessed by the Company in the third quarter included: (1) the sharp decline in residential real estate activity; (2) the Federal Reserve Board's cessation of interest rate increases after 17 consecutive increases over the prior two years; and (3) the combined impact of higher interest rates and energy prices including the impact of energy price highs in the middle of the year. Management determined that these events were signaling that changes had occurred in the environment which had reduced borrower debt service ability and that it was probable that more borrowers were no longer servicing their debt out of cash flows as they had done in the past. Additionally, the majority of the Company's loans have interest rates which are not fixed for the entire term of the loan. Based on rate increases over the prior two years, additional future increases in debt service requirements were contracted and predictable for the majority of loans, contributing to the losses which were inherent in the loan portfolio at the financial statement date. Management further determined that borrower liquidity reserves were also impacted by these economic events, which meant that they would not be replenished in the ordinary course of events. Additionally, management believed that the value and liquidity of collateral was negatively impacted by these events, which would contribute to higher inherent losses in the loan portfolio. While the Company did not have information with which to specifically identify the loans with inherent losses at the financial statement date, management determined that the higher probable and estimable losses on specific loan pools should be identified and recorded in the loan loss allowance.

METHODOLOGY

         Recognizing that SFAS 5 requires accrual of losses that are probable and estimable as of the balance sheet date, management utilized historical data in comparable economic periods to develop expected annual loss rates for its primary loan pools. Management then developed time horizons over which losses inherent in the portfolio were expected to be recorded, making a reasonable estimate based on average expected pool lives and expected loan behaviors. The reserve factor for each pool was then determined as the product of the loss rates and time horizons.

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Mr. Donald Walker
March 1 2007
Page 6

EXPECTED ANNUAL LOSS RATES

         The preponderance of the increase in the Company's loan loss allowance at September 30, 2006 was due to higher inherent losses in the commercial loan portfolio. This portfolio was analyzed in three pools: construction and development; commercial mortgages; and commercial business loans. For each of these pools, the Company reviewed historic data extending back into the 1990s, as the data was available, both for the Company's loss experience and industry loss experience. The Company focused on periods which it deemed most similar to the current period, and the Company considered various subjective factors which were also relevant to assessing probable loan losses inherent in the portfolio. The annual loss rates were estimated based on this methodology.

         For the commercial loan pools, management considered the following factors for the expected annual loss rates that were used in its methodology:

    o    Construction and development loans.  These loans were evaluated for the
         ----------------------------------
         historic period of 1991 - 1997 and loss patterns were reviewed both for Berkshire Bank and for the industry. The analysis considered the impact of real estate slowdowns and higher interest rates in determining the loss rate inherent in the current loan pool.

    o    Commercial mortgages.  A number of periods were evaluated over an
         --------------------
         historic period of more than fifteen years and the period of 1996 - 1998 was selected as most similar to the current environment. Interest rates peaked in 1995 and economic activity slowed, and the loss recognition that followed this was viewed as the best indicator of losses inherent in the current loan pool. The loss rate estimate included an evaluation of the historic experience of Berkshire Bank and of the industry for this period.

    o    Commercial business loans.  Based on a review of almost a decade of
         -------------------------
         historic data, the period of 2002 - 2004 was selected as most relevant to the estimate of commercial business loan losses. The estimate of inherent losses was developed from the historic loss recognition data for both Berkshire Bank and the industry for this period.

LOSS TIME HORIZONS

         Management estimated the loss time horizons as equivalent to the average lives of the loan pools, which in most cases were equal to half of the estimated average time to maturity for the loan pools. Accordingly, the average lives used are less than the total future period in which losses are probable and estimable based on the average contractual future terms of the loan pools. Additionally, it should be noted that contractual loan terms in many cases do not reflect the probable future lives of the outstanding loans. A significant number of relationships in the commercial loan portfolio regularly obtain extensions and modifications in the ordinary course of business, lengthening the probable loan life. Further, loans that develop credit problems will probably have longer lives than indicated by the existing contractual maturities due to workout arrangements that may be agreed to. Management believes that the time horizons established for

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Mr. Donald Walker
March 1 2007
Page 7

each loan pool were reasonable for the recognition of losses inherent in the pools. It is implicit in the Company's methodology that there will be additional future losses that are probable and that are not reserved, either because they cannot be accurately estimated or because the loan loss events will occur in future periods beyond those that the Company estimated as likely for the emergence of existing inherent losses. The estimated loss factors determined based on average annual expected loss rates do not include these additional likely future loan losses.

         Although management considered the rate of loan loss migration, the Company does not have sufficient data to identify specific loss migration histories for these loan pools. Alternatively, management evaluated the nature of the loss events identified in the third quarter and how such events will likely impact each loan pool.

         Management believes that it is reasonable to anticipate that loan impairments will require a period of one to two years before the negative cash flows of the borrowers appear as current period loan performance problems and there can be another period of one to two years after loan performance problems appear during which collection and workout actions are taken. Additionally, a portion of the Company's loan portfolio is comprised of loans outstanding under contractual credit commitments. These commitments have an effect of prolonging the loss recognition period for losses inherent in loans outstanding as of the financial statement date. Since most of the Company's loans are secured, and real estate is the primary form of collateral, the liquidation time alone can be in the area of 6 - 12 months. In many cases this is extended by borrower defenses, including bankruptcy proceedings. Additionally, most of the Company's commercial loans are guaranteed by the owners of the borrower. The impact of these guarantees is to reduce the amount of loan loss, but also to extend the time for loss recognition due to guarantor actions and defenses raised during the workout process. While management anticipates that FAS 114 reserves would emerge as appropriate for specific collateral dependent loans, the actual loss confirmation would often be made at the time of the final collateral liquidation, which in most cases is expected to be within a period of two to four years from the time that the loss event occurred. Since the time horizons used in estimating the pool reserve factors were within this general timeframe, management determined that its estimates of the probable and estimable losses were consistent with the general expected loss migration patterns for the loan pools. Consequently, it was management's determination that its loan loss allowance reflected the losses that were inherent in the loan portfolio as of the financial statement date.

         For the commercial loan pools, management considered the following factors for the expected loss recognition periods that were used in its methodology:

    o    Construction and development loans. These loans normally have two-year
         ----------------------------------
         terms, during which projects are expected to be built and either sold or converted to permanent financing. These loans typically involve periodic inspections and disbursements of new monies. They are a form of asset-based lending. Normally, projects have to be completed and recapitalized before loss recognition can be made. The Company views its two-year estimated time horizon as a reasonable and low-end estimate for the loss recognition period for these loans.

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Mr. Donald Walker
March 1 2007
Page 8

    o    Commercial mortgages. These loans normally have long maturities, are
         --------------------
         normally serviced from cash flows and often there are limited other sources of liquidity. These loans can take the longest time before inherent losses become evident in loan nonperformance and losses are recognized. Because of the comparative stability of the collateral, workout processes and bankruptcy courts tend to allow the most time before collateral liquidation for this type of loan. The Company believes the 3.5-year time horizon estimated for loss recognition is reasonable based on the characteristics of these loans.

    o    Commercial business loans. These loans include a variety of loan types,
         -------------------------
         including lines of credit, working capital loans and equipment loans. The performance of these loans is often related to seasonal or annual processes. The Company views the loss recognition period for these loans as being between the two periods discussed above. A time horizon of 2.5 years was used, which is reasonable based on the variety of circumstances that are involved with the emergence and management of the losses inherent in this portfolio.

OTHER MANAGEMENT OBSERVATIONS

         Management believes that it identified the most relevant historical loss periods as a basis for determining pool loss factors in the current environment. The most relevant historical loss periods do not include the Company's highest loss periods, as management does not believe that such periods are reflective of the current environment. The Company has observed that loss emergence in its markets can be a protracted process, particularly for commercial loans with longer effective lives and extended workout times. The Company has observed that its markets are slower to overheat and slower to evidence losses than some larger or more urban markets. The Company believes that the annual loss rates, time horizons and pool loss factors are consistent with its experience in recognizing loan losses in prior times when credit conditions contributed to higher losses. In reviewing its history, the Company noted that there were several years in which its annual charge-off rate on commercial loans exceeded the entire total pool reserve factors as of September 30, 2006.

CURRENT CONDITIONS AND INDUSTRY FACTORS

         The Company evaluates its estimates of inherent loan losses in comparison to industry averages for such estimates and the Company also communicates with informed industry associates to evaluate indicators of losses inherent in similar loan pools in the industry. Management believes that its estimates of inherent loan losses at September 30, 2006 were within a reasonable range for its major loan pools based on these comparisons. The Company also evaluates industry trends for problem loans and it believes that the increase it has recently witnessed is consistent with its own risk estimates as of September 30, 2006. The Federal Deposit Insurance Corporation's most recent quarterly profile states that in the third quarter, total nonperforming loans increased at the highest quarterly rate in five years. Management believes that this information corroborates its assessment that probable loan losses inherent in its portfolio increased during the third quarter. Management monitored trends in nonperforming loans and loss recognition in the fourth quarter. Nonperforming loans increased, charge-offs increased

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Mr. Donald Walker
March 1 2007
Page 9

and a higher level of impaired loan reserves was identified in the fourth quarter. These changes were consistent with the increase in the allowance in the previous quarter.

                                    * * * * *

        If you have any questions about our responses or require any additional information, please do not hesitate to call me at (413) 236-3194.

                                     Very truly yours,

                                     BERKSHIRE HILLS BANCORP, INC.

                                     /s/ Michael P. Daly

                                     Michael P. Daly
                                     President and Chief Executive Officer


cc:     Joyce Sweeney, Securities and Exchange Commission
        John S. Millet, Chief Financial Officer, Berkshire Hills Bancorp, Inc. Jean M. Joy, Wolf & Company, P.C.
        Lawrence M. F. Spaccasi, Muldoon Murphy & Aguggia LLP
        Scott A. Brown, Muldoon Murphy & Aguggia LLP